UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 AMENDMENT NO. 2

                                SCHEDULE 13E-3/A
                       (AMENDMENT NO. 2 - FINAL AMENDMENT)

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                CARECENTRIC, INC.
                              (Name of the Issuer)


                                CARECENTRIC, INC.
                                  JOHN E. REED
                                 STEWART B. REED
                       (Name of Persons Filing Statement)
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    828654301
                      (CUSIP Number of Class of Securities)



         CARECENTRIC, INC.                               JOHN E. REED
 JOHN R. FESTA, PRESIDENT AND CEO                      STEWART B. REED
2625 CUMBERLAND PARKWAY, SUITE 310                   260 NORTH ELM STREET
      ATLANTA, GEORGIA 30339                         WESTFIELD, MA 01085
          (678)  264-4400                              (423)  564-5768

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

   ROBERT F. DOW, ESQ.,                            BRUCE D. WANAMAKER, ESQ.,
 ARNALL GOLDEN GREGORY LLP                          KILPATRICK STOCKTON LLP
 2800 ONE ATLANTIC CENTER                      1100 PEACHTREE STREET, SUITE 2800
1201 WEST PEACHTREE STREET                           ATLANTA, GEORGIA 30309
  ATLANTA, GA 30309-3450                                 (404) 815-6500
      (404) 873-8706

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act")

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [_]    A tender offer.

d. [_]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  TRANSACTION VALUATION *                            AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $1,039,044                                          $84.06

* Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) the sum of 692,696 shares of common stock, par value $0.001 per share, of CareCentric, Inc., which constitutes the total number of outstanding shares of common stock of CareCentric, Inc. estimated to be exchanged for the right to receive $0.75 per share in cash, without interest, plus 692,696 shares common stock, par value $0.001 per share, of CareCentric, Inc., which constitutes the total number of shares of CareCentric common stock estimated to be issued in exchange for all of the issued and outstanding capital stock of Borden Associates, Inc. in the merger, by (ii) $0.75 per share.

** The amount of the filing fee, calculated in accordance with ss.240.0-11(b), equals 0.0000809 multiplied by the transaction valuation.

[X] Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:        $84.06
             Form or Registration No.:      SCHEDULE 14A
             Filing Party:                  CARECENTRIC, INC.
             Date Filed:                    JUNE 19, 2003

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 Transaction Statement (this "Amendment No. 2") is being filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by: (1) CareCentric, Inc., a Delaware corporation ("we," "us," or "CareCentric") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; and (2) John E. Reed, a director and the chairman of the board of directors of CareCentric, and formerly a director, stockholder and the president of Borden Associates, Inc., a Delaware corporation that has merged with and into CareCentric ("Borden"), and Stewart B. Reed, a director of CareCentric, and formerly a director and stockholder of Borden, to amend the Rule 13e-3 Transaction Statement (as previously amended and as further amended by this Amendment No. 2, the "Statement") filed by CareCentric, Borden, John Reed and Stewart Reed with the Commission on June 19, 2003, as previously amended by Amendment No. 1 filed on July 18, 2003. Borden is not a filing party of this Amendment No. 2 because it was merged with and into CareCentric, with CareCentric as the surviving corporation (the "Merger").

     On August 5, 2003, CareCentric filed its Definitive Proxy Statement on
Schedule 14A (the "Proxy Statement") in connection with the Special Meeting of the stockholders of CareCentric, which was held on September 4, 2003. The information contained in the Proxy Statement is incorporated herein by reference. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Merger, as defined in the Proxy Statement.

     Shares of CareCentric capital stock representing 4,147,031 votes were voted at the Special Meeting in person or by proxy (representing approximately 62.3% of the total voting power of CareCentric's capital stock). At the Special Meeting, the proposal relating to the Merger was approved.

     The Merger became effective as of the close of business on September 4, 2003. The Company has filed a Form 15 with the Securities and Exchange Commission to cease reporting as a public company because it has less than 300 stockholders as a result of this transaction. In addition, the Company's common stock will no longer be eligible for quotation on the OTC Bulletin Board. In connection with the closing of the Merger, shares held by stockholders owning fewer than 4,000 shares in any discrete account were converted into the right to receive $0.75 per share. The Company has commenced mailing transmittal documents to these stockholders to enable them to surrender their shares and receive the Merger consideration. The remaining shares outstanding received a new CUSIP no. 14167A-10-7, and the holders thereof must exchange their certificates for certificates showing the new number. The Company also is mailing transmittal documents for this exchange.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 5, 2003             CARECENTRIC, INC.


                                      By:      /s/ John R Festa
                                         ---------------------------------------
                                          John R. Festa, President and
                                          Chief Executive Officer


DATED:  September 5, 2003                  /s/ John E. Reed
                                      ------------------------------------------
                                          John E. Reed


DATED:  September 5, 2003                 /s/ Stewart B. Reed
                                      ------------------------------------------
                                          Stewart B. Reed



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